Shanda Announces the Appointment of Grace Wu as Chief Financial Officer

Shanghai, China – November 27, 2006 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, today announced that Ms. Grace Wu, the Company’s vice president of strategic investments, has been appointed as the Company’s chief financial officer. Ms. Wu brings more than 12 years of experience in corporate finance to the Company.

“Grace is a key strategic addition to Shanda’s executive team, especially given her broad corporate finance experience and her background in the investment banking community,” stated Tianqiao Chen, Shanda’s Chief Executive Officer and Chairman of the Board of Directors. “We are pleased to have Grace in a position that takes full advantage of her multi-faceted skill set.”

Ms. Wu joined Shanda as vice president of strategic investments in October 2007. Prior to joining Shanda, she spent five years with AU Optronics Corp., which is one of the world’s largest manufacturers of flat panel displays, where she was responsible for financial planning and analysis, investor relations and capital markets activities.  Prior to joining AU Optronics, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a master of international affairs degree in international banking and finance from Columbia University. Ms. Wu was voted as the Best IR Representative (Taiwan) in 2004 Asia’s Best Companies Poll by FinanceAsia.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

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